File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) granting exemptions from Sections 18(a) AND 61(a) of the 1940 Act

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

BDCA ADVISER, LLC

BDCA SBIC LLC

BDCA SBIC LP

405 Park avenue, 3rd floor
New York, NY 10022
(212) 415-6500

All Communications, Notices and Orders to:

James A. Tanaka

General Counsel

RCS Capital

405 Park Avenue, 14th Floor
New York, NY 10022
(212) 415-6500

Copies to:

Steven B. Boehm, Esq.

Lisa A. Morgan, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

May 22, 2014

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

BDCA Adviser, LLC

BDCA SBIC LLC

And

BDCA SBIC LP

405 Park Avenue,

3rd Floor
New York, NY 10022

File No. 812-

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 Act”) granting exemptions from Sections 18(a) AND 61(a) of the 1940 Act

Business Development Corporation of America, a Maryland corporation (the “Company”), BDCA Adviser, LLC, a Delaware limited liability company (the “Adviser”), BDCA SBIC LP (“BDCA SBIC”) and BDCA SBIC LLC (“General Partner”) (collectively the “Applicants”), respectfully request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 granting exemptions from Sections 18(a) and 61(a) thereunder. The relief requested in this application (the “Application”) would permit the Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to a small business investment company (“SBIC”) owned by the Company as a subsidiary (“BDCA SBIC”) and any other direct or indirect wholly-owned subsidiary of the Company (each a ‘Subsidiary”) and collectively, the “Subsidiaries”) that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBA Act”) as an SBIC and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).

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1 Unless otherwise indicated, all section references herein are to the 1940 Act.

All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

I.	STATEMENT OF FACTS AND BACKGROUND

A. The Company

The Company, a Maryland corporation organized in May 2010 is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company2 (“BDC”) under the 1940 Act and is managed by the Adviser.   The Company’s principal place of business is 405 Park Avenue, 3rd Floor, New York, NY 10022. On May 7, 2010, the Company first filed a registration statement on Form N-2 (File No. 333-166636) (the “N-2”) and on January 21, 2011 filed a notice under Form N-54A of its election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act.  The N-2 was declared effective on January 25, 2011. The Company is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act. The Company is offering on a continuous basis up to $1.5 billion in shares of common stock through its dealer manager. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The Company’s shares are not listed on a national securities exchange.

The Company's investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. The Company anticipates that during its offering period it will invest largely in first and second lien senior secured loans and mezzanine debt issued by middle market companies. The Company may purchase interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans. The Company may also invest a portion of its proceeds in securities of other funds as a means of gaining exposure to what it believes are desirable investment opportunities. The primary focus is in the debt in the banking, finance, insurance, and real estate industries.

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2 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

The Company’s board of directors (the “Board”) consists of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act.

B. The Adviser

The Adviser serves as the external investment adviser to the Company. The Adviser was formed in June 2010 as a limited liability company under the laws of Delaware. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser manages the Company’s investment activities pursuant to an investment advisory agreement with the Company that satisfies the requirements of Sections 15(a) and (c) of the 1940 Act. Subject to the overall supervision of the Board, the Adviser will serve as the investment manager to BDCA SBIC and the investment and exit decisions and day-to-day investment activities of BDCA SBIC will be managed by members of the Adviser’s senior management.

C. General Partner

The General Partner was organized as a limited liability company under the laws of the state of Delaware on April 7, 2014. The General Partner is the sole general partner of BDCA SBIC. The General Partner may serve as the general partner of future SBIC Subsidiaries.

D. BDCA SBIC

BDCA SBIC was organized as a limited partnership under the laws of the state of Delaware on April 7, 2014. BDCA SBIC formally submitted an application to the SBA for a license to operate as an SBIC on April 29, 2014 and the application was accepted for filing on April 30, 2014.

The Company will be the sole limited partner of the SBIC. BDCA SBIC is not registered under the 1940 Act as it relies on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act. The Company’s primary focus is on investments in the debt in the banking, finance, insurance, and real estate industries, as defined above. BDCA SBIC will employ the same strategy and philosophy.

As an SBIC, each SBIC Subsidiary, including BDCA SBIC, will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, each SBIC Subsidiary will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or annual receipts. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

E. Future Subsidiaries

Due in part to the increase in the maximum amount of SBIC leverage available to associated3 SBIC funds pursuant to the American Recovery and Reinvestment Act of 2009, the Company may form a second SBIC Subsidiary to fully utilize available funding. Additionally, if future legislation or SBA regulations increase the current $225 million funding limit for two or more SBICs under common control, it may again be necessary or advisable to establish more than two SBIC Subsidiaries to fully utilize available funding. Applicants seek for this Order’s exemptive relief to extend to additional SBIC Subsidiaries so that they may rely on the Order in the future without requiring additional exemptive relief. Further, Applicants may seek additional SBIC licenses for future Subsidiaries after the SBIC license of a current SBIC Subsidiary expires. Each SBIC Subsidiary has an initial ten-year life (with provision for the general partner of each SBIC Subsidiary to extend the life of such SBIC Subsidiary for one or more additional years in the event that all of such SBIC Subsidiary’s investments have not been exited by the end of the tenth year). Applicants do not currently anticipate any of the SBIC Subsidiaries operating without SBA funding or guarantees.

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3 The SBA defines “associate” as “any Person that directly or indirectly Controls, or is Controlled by, or under Common Control with, a licensee.” 13 C.F.R § 120.10 (2013).

II.	requested relief

A. Sections 6(c) and 18

1. Section 6(c). Section 6(c) authorizes the Commission to exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. Section 18. Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent. Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as BDCA SBIC (and any other SBIC Subsidiary), are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. BDCA SBIC (and any other SBIC Subsidiary) will be regulated by the SBA and operate under the SBA Act. There is no difference in the SBA’s regulation of BDCA SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

B. Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since BDCA SBIC and other SBIC Subsidiaries would be Subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by BDCA SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by the Company itself, by BDCA SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, BDCA SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

C. Requested Order

Solely for the purposes of the requested relief, the Company seeks to treat BDCA SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Company respectfully requests an Order pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. Because the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders previously issued by the Commission pursuant to, and satisfies the standards set forth in, Section 6(c) of the 1940 Act.4

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4 See, e.g., In the Matter of OFS Capital Corporation, et al., Investment Company Act Release Nos. 30771 (Oct.30, 2013) (notice) and 30812 (Nov. 26, 2013) (order); In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order); In the Matter of Saratoga Investment Corp., et al., Investment Company Act Release Nos. 30145 (July 23, 2012) (notice) and 30171 (Aug. 20, 2012) (order); In the Matter of Fidus Investment Corporation, et al., Investment Company Act Release Nos. 28874 (Mar. 1, 2012) (notice) and (30012) (Mar. 27, 2012); In the Matter of PennantPark Investment Corporation, et al., Investment Company Act Release Nos. 29665 (May 6, 2011) (notice) and 29686 (June 1, 2011) (order); and In the Matter of Fifth Street Finance Corp., et al., Investment Company Act Release Nos. 29500 (Nov. 18, 2010) (notice) and 29526 (Dec. 14, 2010) (order).

III.	CONDITIONS OF EXEMPTIVE ORDER

Applicants agree that the requested Order will be subject to the following condition:

1. The Company shall not issue or sell any senior security and the Company shall not cause or permit BDCA SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, BDCA SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61); provided that, immediately after the issuance or sale by any of the Company, BDCA SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) (as modified by Section 61(a)), any senior securities representing indebtedness of BDCA SBIC or another SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

IV.	EXHIBIT LIST

The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A Verification Required by Rule 0-2(d)

Exhibit B Resolution Authorizing Application

V.	AUTHORIZATIONS REQUIRED BY RULE 0-2

All requirements for the execution and filing of this Application have been complied with and the persons executing and filing this Application are fully authorized to do so. The Board of Directors of the Company, BDCA SBIC, General Partner and the Adviser authorized the filing of this Application pursuant to the resolutions attached as Exhibit B. The person executing the Application on behalf of the Company, BDCA SBIC and General Partner states that he has duly executed the attached Application for and on behalf of the Company, BDCA SBIC and General Partner; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken. The person executing the Application on behalf of the Adviser states that he has duly executed the attached Application for and on behalf of the Adviser; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 22nd day of May, 2014.

Business Development Corporation of America

By: /s/ Nicholas S. Schorsch

Name: Nicholas S. Schorsch

Title: Chief Executive Officer and Chairman of the Board

BDCA Adviser, LLC

By: /s/ Peter M. Budko

Name: Peter M. Budko

Title: Chief Executive Officer

BDCA SBIC LLC

By: /s/ Nicholas S. Schorsch

Name: Nicholas S. Schorsch

Title: Authorized Person

BDCA SBIC LP

By: /s/ Nicholas S. Schorsch

Name: Nicholas S. Schorsch

Title: Authorized Person

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached exemptive application dated May 22, 2014 for and on behalf of Business Development Corporation of America (the “Company”); that he is the Chief Executive Officer and Chairman of the Board of the Company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he has duly executed the attached exemptive application for and on behalf of the Company; BDCA SBIC LP; and BDCA SBIC LLC and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Nicholas S. Schorsch

Name: Nicholas S. Schorsch

Date: May 22, 2014

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached exemptive application dated May 22, 2014 for and on behalf of BDCA Adviser, LLC (the “Adviser”); that he is the Chief Executive Officer of the Adviser; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Peter M. Budko

Name: Peter M. Budko

Date: May 22, 2014

EXHIBIT B

Resolution of the Board of Directors of

Business Development Corporation of America

WHEREAS, management of Business Development Corporation of America (the “Corporation”) has proposed submitting to the Securities and Exchange Commission an application for exemptive relief under the 1940 Act (the “Exemptive Application”) pertaining to the treatment of certain debt to be held at a proposed Small Business Investment Company subsidiary;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, by and on behalf of the Corporation, to  execute and file the Exemptive Application, and any amendments deemed necessary or appropriate thereto, and any other related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or any other applicable federal or state securities laws, as such Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby; and be it further

RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Corporation shall be the President, Chief Executive Officer, Chief Financial Officer and Chief Investment Officer of the Corporation (each an “Authorized Officer” and collectively, the “Authorized Officers”).